SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under

Section 14(d)(4) of the Securities Exchange Act of 1934

ENERGY PARTNERS, LTD.

(Name of Subject Company)

ENERGY PARTNERS, LTD.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

29270U105

(CUSIP Number of Class of Securities)

John H. Peper Executive Vice President, General Counsel and Corporate Secretary Energy Partners, Ltd. 201 St. Charles Avenue, Suite 3400 New Orleans, Louisiana 70170 (504) 569-1875

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Person(s) Filing Statement)

With Copies to:

Kenneth W. Orce, Esq. John Schuster, Esq. Cahill Gordon & Reindel LLP 80 Pine Street New York, New York 10005 (212) 701-3000	Richard D. Katcher, Esq. Trevor S. Norwitz, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019-6150 (212) 403-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information.

The name of the subject company is Energy Partners, Ltd., a Delaware corporation (the “Company” or “EPL”). The address of the Company’s principal executive offices is 201 St. Charles Avenue, Suite 3400, New Orleans, Louisiana 70170. EPL’s telephone number at that location is (504) 569-1875.

The title of the class of equity securities to which this Solicitation / Recommendation Statement on Schedule 14D-9 (this “Statement”) relates is the common stock of EPL, par value $0.01 per share (the “Common Stock”). As of September 6, 2006, there were 38,434,109 shares of Common Stock outstanding, 3,027,345 shares of Common Stock to be issued subject to exercise of outstanding warrants and 2,159,617 shares of Common Stock issuable upon exercise of outstanding options and a maximum of 1,072,334 shares of Common Stock deliverable in respect of restricted share units or performance share grants pursuant to the Company’s benefit plans.

Item 2. Identity and Background of Filing Person.

This Statement is being filed by the subject company, EPL. EPL’s name, address and business telephone number are set forth in Item 1 above. EPL’s website address is www.eplweb.com. The information on EPL’s website should not be considered a part of this Statement.

This Statement relates to the tender offer by ATS Inc., a Delaware corporation (the “Offeror”) and an indirect wholly owned subsidiary of Woodside Petroleum Ltd., a company incorporated under the laws of Victoria, Australia (“Woodside”), to purchase all the issued and outstanding shares of Common Stock for $23.00 per share, net to the seller in cash (subject to applicable withholding taxes), subject to increase by $0.50 or $1.00 per share to a total of $23.50 or $24.00 net per share in cash depending on the resolution of certain litigation described in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, the “Schedule TO”), without interest, upon the terms and subject to the conditions described in the Schedule TO, filed by the Offeror with the Securities and Exchange Commission (the “SEC”) on August 31, 2006. The value of the consideration offered, together with all of the terms and conditions applicable to the tender offer, is referred to in this Schedule 14D-9 as the “Offer”.

According to the Schedule TO, the address of the principal executive offices of ATS Inc. is 71683 Riverside Drive, Covington, Louisiana 70433, and its telephone number is (985) 249-5300.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Except as described herein, including in Annex A, there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest between the Company or its affiliates and (i) the executive officers, directors or affiliates of the Company or (ii) Woodside, the Offeror or their respective executive officers, directors or affiliates.

The information contained in Annex A to this Statement from the Company’s proxy statement dated April 4, 2006 is comprised of the following sections of such proxy statement: “Ownership of Common Stock by Management and Certain Beneficial Owners”; “Corporate Governance—Compensation of Directors”; and “Executive Compensation and Other Matters”; and is incorporated herein by reference.

Any information contained in the pages incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Statement to the extent that any information contained herein modifies or supersedes such information.

(a) Arrangements with Executive Officers and Directors of the Company.

The Company’s directors and executive officers have entered into or participate in, as applicable, the various agreements and arrangements discussed below. In the case of each plan or agreement discussed below in which the term “change of control” applies, the consummation of the Offer would constitute a change of control.

Cash Consideration Payable Pursuant to the Offer. If the Company’s directors and executive officers were to tender any shares of Common Stock they own for purchase pursuant to the Offer, they would receive the same cash consideration on the same terms and conditions as the other stockholders of the Company. As of September 6, 2006, the Company’s directors and executive officers owned in the aggregate 1,916,025 shares of Common Stock (excluding options to purchase shares of Common Stock, restricted share units, phantom stock, warrants and shares subject to Mr. Bachmann’s forward purchase agreements (the “Forward Purchase Agreements”) as described in Annexes A and C hereto). If the directors and executive officers were to tender all such shares of Common Stock for purchase pursuant to the Offer and those shares were accepted for purchase and purchased by the Offeror, the directors and executive officers would receive an aggregate of approximately $44.1 million in cash. In addition, as of September 6, 2006, one executive officer held 51,334 warrants to purchase Common Stock at $11.00 per share and 17,111 warrants to purchase Common Stock at $9.00 per share. Assuming the exercise of all such warrants and the tender of the underlying shares of Common Stock for purchase by the Offeror, the executive officer would receive an additional $855,562 (net of the warrant exercise price).

As discussed below in Item 4, to the knowledge of the Company, none of the Company’s executive officers, directors, affiliates or subsidiaries currently intends to tender shares held of record or beneficially owned by such person for purchase pursuant to the Offer.

Stock Option Plans. As of September 6, 2006 the Company’s directors and executive officers held vested and exercisable options to purchase 708,802 shares of Common Stock, with an aggregate weighted average exercise price of $13.20 per share. Pursuant to the terms of the plans as previously approved by the Company’s stockholders, upon a change of control of the Company, (i) 863,706 unvested options to purchase shares of Common Stock held by directors and executive officers, with a weighted average exercise price of $22.81 per share, will vest and become exercisable and (ii) 223,466 unvested restricted share units held by executive officers and directors will vest and an equivalent number of shares of Common Stock will be distributed to such persons. Also, pursuant to the terms of the plan under which they were granted, which was previously approved by the Company’s stockholders, 110,390 performance shares held by executive officers would vest at the time of the change of control and the value of such shares will be payable in cash, for an aggregate of approximately $2.5 million. In addition, directors hold 23,906 shares of phantom stock accrued under the Company’s Stock and Deferral Plan for Non-Employee Directors which would convert into an equal number of shares of Common Stock upon a change of control for a total value of $549,838 (at $23.00 per share).

Severance Program.

Change of Control Severance Agreements. Certain of the Company’s executive officers—Messrs. Bachmann, Gobe, Peper and Woodall—have entered into change of control severance agreements (each, a “Severance Agreement”) with the Company. Messrs. Bachmann, Gobe and Peper entered into their respective agreements in March 2005 and Mr. Woodall entered into his Severance Agreement concurrently with his joining EPL in August 2006. Each Severance Agreement expires on March 28, 2008. None of the executive officers with a Severance Agreement is covered by the Severance Plan (as defined below). Further information on the Severance Agreements is set forth in Annex A hereto under the heading “Executive Compensation and Other Matters—Employment Agreements and Change of Control Agreements” and in the exhibits attached hereto and is incorporated herein by reference. For more information with respect to Mr. Woodall, see “Agreements with New Executive Officers” below.

Change of Control Severance Plan. In addition, the Company has a change of control severance plan (the “Severance Plan”) for 13 officers and key employees, including 2 of the Company’s executive officers, Messrs. Dykes and Ottoson. Further information on the Severance Plan is set forth in Annex A hereto under the heading “Executive Compensation and Other Matters—Employment Agreements and Change of Control Agreements” and in the exhibits attached hereto and is incorporated herein by reference. For more information with respect to Mr. Ottoson, see “Agreements with New Executive Officers” below.

On September 13, 2006, EPL’s board of directors (the “Board”) approved the following amendments to the Severance Agreements and the Severance Plan (collectively, the “Severance Program”): (i) in the case of a participant who becomes entitled to severance benefits, if the participant has not, by the time of his or her termination of employment, received a bonus for the calendar year before the calendar year of termination of employment, the participant will receive a bonus for that year in an amount equal to his or her target bonus opportunity for that year, (ii) in determining a participant’s average annual bonus for purposes of the bonus component of the severance benefit, the bonus for a partial year of employment is disregarded, (iii) a clarification that the benefits continued for a specified period of time include dental benefits, (iv) the multiple applied in determining the severance payment may not be changed on or after a change of control and (v) provisions to comply with new federal income tax rules relating to nonqualified deferred compensation. In the case of the Severance Plan (but not the Severance Agreements), the Board also approved an amendment making it a “good reason” basis for termination of employment if the participant is required to relocate to an office which is more than 35 miles in driving distance from the office at which the participant is employed immediately before the change of control. In addition, the Board authorized an increase in the multiple applied in determining the severance payment payable to 2 non-executive officers and one other employee from one to two times.

Assuming a qualifying termination occurs on October 15, 2006, (i) approximately $7.3 million would be payable to the four executive officers who have entered into Severance Agreements with the Company, (ii) approximately $1.3 million would be payable to the 2 executive officers who participate in the Severance Plan and (iii) an additional $4.1 million would be payable to the other 11 other key employees who participate in the Severance Plan (in each case, excluding the value of equity compensation triggered by the change of control —for more information on the vesting of equity awards upon a change of control, see “—Stock Option Plans” above).

For purposes of the Severance Program and awards under the 2006 Long Term Stock Incentive Plan and its predecessor plan and the Amended and Restated 2000 Stock Incentive Plan for Non-Employee Directors, a change of control generally includes any of the following events: (i) an acquisition by any person of 25% or more of the securities entitled to vote in the election of directors, (ii) the current directors, or their approved successors, no longer constitute a majority of the Board, (iii) a merger or similar transaction is consummated which results in the holders of our Common Stock owning 50% or less of the surviving or transferee entity’s securities entitled to vote generally in the election of directors or (iv) approval of a plan of liquidation or disposition of all or substantially all of our assets. At this time, a change of control has not occurred, but the closing of the Offer would constitute a change of control under the Severance Program and the incentive plans.

Agreements with New Executive Officers.

Timothy Woodall. Under the Company’s July 11, 2006 offer letter agreement with Mr. Timothy Woodall, he is entitled to an annual salary of $250,000. In addition, Mr. Woodall received an employment payment of $150,000, ten year options to purchase 100,000 shares of Common Stock, which vest ratably over three years at an exercise price equal to the closing price of the Company’s Common Stock on the date of grant and 30,000 restricted share units which vest on the third anniversary of the date of his start of employment. Mr. Woodall’s bonus target is 55% of base pay.

As described above, Mr. Woodall is party to a Severance Agreement with the Company. Pursuant to his Severance Agreement, Mr. Woodall is entitled to receive three times the sum of (i) his annual rate of base salary for the year of termination and (ii) his average annual bonus from the Company for the three calendar years preceding the calendar year in which such termination of employment occurs (or, if he was employed for less than three years, the greater of the average annual bonus for all of the calendar years he was employed and the target bonus for the calendar year of termination). The other terms of Mr. Woodall’s Severance Agreement are substantially identical to the Severance Agreement of Messrs. Bachmann, Gobe and Peper, the terms of which are described in Annex A hereto under the heading “Severance Program” and in the exhibits attached hereto and are incorporated herein by reference.

Javan Ottoson. Under the Company’s March 20, 2006 offer letter agreement with Mr. Javan Ottoson, he is entitled to an annual salary of $210,000. In addition, Mr. Ottoson received an employment payment of $50,000, ten year options to purchase 10,000 shares of Common Stock, which vest ratably over three years at an exercise price equal to the closing price of the Company’s Common Stock on the date of grant and 5,000 restricted share units which vest on the third anniversary of the date of his start of employment. Mr. Ottoson’s bonus target is 50% of base pay.

As described above, Mr. Ottoson is a participant in the Severance Plan. Pursuant to the Severance Plan, Mr. Ottoson is entitled to receive two times the sum of (i) his annual rate of base salary for the year of termination and (ii) his average annual bonus from the Company for the three calendar years preceding the calendar year in which such termination of employment occurs (or, if he was employed for less than three years, the greater of the average annual bonus for all of the calendar years he was employed and the target bonus for the calendar year of termination). The other terms of the Severance Plan are substantially identical to those described in the Company’s proxy statement dated April 4, 2006, as amended in the manner described above under “Severance Program—Change of Control Severance Plan.”

Interests of Certain Persons in the Transactions. William O. Hiltz, a member of the Board, is a senior managing director of Evercore Group L.L.C. (“Evercore”), one of EPL’s financial advisors that has issued opinions with respect to the Offer and the Stone merger. Because of a potential conflict between Mr. Hiltz’s role as director of EPL and as a member of Evercore, Mr. Hiltz recused himself from each vote of the Board relating to the Board’s recommendation with respect to the Offer and approval of the issuance of Common Stock in the merger and related transactions with Stone. For more information with respect to the fees payable to an affiliate of Evercore, see “Item 5. Persons/Assets, Retained, Employed, Compensated or Used.”

(b) Transactions with Woodside and the Offeror.

According to the Schedule TO, as of August 31, 2006, Offeror owned 1,719,000 shares of the Company’s Common Stock. Except as described herein, to the knowledge of the Company as of the date of this Statement, there are no material agreements, arrangements or understandings, or any actual or potential conflict of interest between the Company or its affiliates and Woodside, the Offeror or their respective executive officers, directors or affiliates.

Item 4. The Solicitation or Recommendation.

(a) Solicitation or Recommendation.

The Board, after a review of the Offer with its financial and legal advisors, has unanimously determined (with Mr. Hiltz abstaining) that the Offer is inadequate and not in the best interests of the Company’s stockholders (other than Woodside and its affiliates). In reaching its conclusion, the Board identified a number of factors including, but not limited to, the material factors described in clause (c) below.

Accordingly, the Board recommends that you reject the Offer and not tender your shares of Common Stock pursuant to the Offer.

A form of letter communicating the Board’s recommendation to you and a press release relating to the recommendation to reject the Offer are filed as Exhibits (a)(1) and (a)(2) to this document and are incorporated herein by reference.

(b) Background.

On Monday, August 28, 2006, Mr. Richard A. Bachmann, Chairman and Chief Executive Office of EPL, received a telephone call at approximately 6:30 a.m. CDT on his cellular phone from Don Voelte, the managing director and chief executive officer of Woodside Petroleum Ltd. (“Woodside”). Mr. Voelte informed Mr. Bachmann that Woodside was issuing a press release announcing that its U.S. subsidiary, ATS Inc. (“ATS” or the “Offeror”), would make a cash tender offer to acquire all of EPL’s Common Stock for $23.00 per share, subject to EPL’s stockholders voting down EPL’s existing merger agreement (the “Merger Agreement”) with

Stone Energy Corporation (“Stone”). Mr. Voelte also indicated that Woodside would commence litigation to overturn the termination fee paid by EPL to Plains Exploration & Production Company (“Plains”) upon the termination of Plains’ merger agreement with Stone and any breakup fees payable under the Merger Agreement, and would increase its offer by up to $1.00 if it were successful. Mr. Voelte also told Mr. Bachmann that Woodside had acquired 4.5% of EPL’s Common Stock. Mr. Voelte stated Woodside would prefer to do a friendly deal, but he was advised that Woodside could not talk to the Board or to management as a result of restrictions in the Merger Agreement. Mr. Bachmann did not comment on Mr. Voelte’s interpretation of the Merger Agreement.

Later that morning, the Board held a telephonic meeting during which Mr. Bachmann informed the Board of the telephone call he received from Mr. Voelte. Following the meeting, EPL issued a press release stating that the Board would review and discuss the Woodside proposal in due course in consultation with its financial and legal advisors, and would advise EPL’s stockholders of its position. A copy of the press release is filed as Exhibit (a)(3) hereto.

On Monday, August 28, 2006, ATS filed suit against EPL, the EPL directors and Stone in the Delaware Court of Chancery in New Castle County (such proceeding, the “ATS Litigation”). The complaint seeks, among other relief, (i) a declaration that the termination fee paid to Plains and the breakup fee provisions in the Merger Agreement are unlawful and (ii) the invalidation of a provision of the Company’s bylaws that requires 85% approval for stockholder actions taken by written consent. For more information with respect to the ATS Litigation, see “Item 8. Additional Information—Litigation” below.

On Tuesday, August 29, 2006, the Company sent a letter to its employees advising them of Woodside’s offer. A copy of that letter is filed as Exhibit (a)(4) hereto. The Company also filed with the Securities and Exchange Commission an amendment to its registration statement (the “Registration Statement”) that included its prospectus/proxy statement to be used at the stockholder meeting for the acquisition of Stone. Among other things, the amendment included disclosure of the Woodside offer.

On Thursday, August 31, 2006, the Offeror announced that it had commenced the tender offer for the Company’s shares.

On Thursday, August 31, 2006, the Board held a telephonic meeting. The Board approved the retention of Petrie Parkman & Co., Inc. (“Petrie Parkman”) as a financial advisor to render any fairness or adequacy opinions with respect to the Offer, and the continued retention of Evercore and Banc of America Securities LLC (“Banc of America Securities”) as financial advisors. The Board also approved the retention of Wachtell, Lipton, Rosen & Katz as legal counsel in addition to Cahill Gordon & Reindel LLP and Abrams & Laster LLP. The Company’s legal advisors reviewed with the Board their fiduciary duties. The legal advisors also discussed with the Board the terms of the Offer, as well as the claims made by ATS in the ATS Litigation. The Company’s financial advisors discussed with the Board the financial terms of the Offer and the types of financial analyses that were being prepared for the Board. Mr. Bachmann discussed his concerns regarding employee retention and indicated that, because of the tight job market and uncertainty regarding the Offer, management was likely to recommend an employee retention plan to attempt to limit employee departures and stabilize the employee base.

On Wednesday, September 6, 2006, the Board held a meeting with its financial and legal advisors. The Company’s legal advisors, among other things, again reviewed with the Board their fiduciary duties. Each of the Company’s financial advisors reviewed with the Board the financial terms of the Offer and preliminary financial analyses. The Board then discussed various potential responses to the Offer. The Board focused on Woodside’s statement in the Schedule TO that the terms of the Merger Agreement restrict the Company’s ability to talk to Woodside. The Board believes that the Company is able to hold discussions with Woodside and explore other possible strategic alternatives under the Merger Agreement, but the Board also believed it was prudent to obtain Stone’s confirmation of the Company’s interpretation. Management then described employee retention issues resulting from the public announcement of Woodside’s offer and discussed with the Board proposals being developed to implement modest employee retention programs designed to limit employee losses and the projected costs associated with such proposals. The Board also discussed other matters related to the Offer. The Board also discussed a possible amendment to the Company’s bylaws that would eliminate one of the claims raised in the ATS Litigation.

Following the Board meeting, counsel for EPL called Stone’s outside legal counsel. EPL’s counsel informed Stone’s counsel of Woodside’s interpretation of the Merger Agreement and requested acknowledgement that Stone had sought in the negotiations to impose “no shop” restrictions on EPL comparable to those applicable to Stone, that EPL had refused to accept such restrictions, that Stone nevertheless agreed to proceed with the Merger Agreement, and that, accordingly, and for other reasons, the Merger Agreement could not be interpreted to impose such restrictions. Stone’s counsel acknowledged that the Merger Agreement did not contain a “no shop” clause and indicated he would discuss the matter with Stone and its Delaware counsel.

On Thursday, September 7, 2006, Mr. Bachmann met with Mr. Richard Pattarozzi, an independent Stone board member, and discussed the status of the Stone transaction. Mr. Bachmann also informed Mr. Pattarozzi of Woodside’s statement regarding the Merger Agreement and indicated that EPL was requesting Stone’s confirmation of EPL’s interpretation of the Merger Agreement. Mr. Pattarozzi indicated he would contact the Stone board of directors to discuss the matter promptly. Later that day, Stone’s outside counsel informed EPL’s outside counsel that Stone did not concur with EPL’s interpretation of the Merger Agreement and that Stone believed the Company was prohibited from communicating with Woodside regarding the Offer. EPL then filed an action in Delaware seeking a declaratory judgment (the “Declaratory Action”), and requested expedited treatment.

The Declaratory Action seeks to confirm that the Merger Agreement does not restrict the Company from “developing, soliciting, considering, communicating, exchanging information, negotiating, disclosing, entering into or consummating potential or definitive strategic alternatives for Energy Partners, including internally generated or third party proposals.”

The Board believes that the terms of the Merger Agreement, the language in the preliminary joint proxy statement and the negotiations with Stone make it clear that the Company is not subject to a “no shop” provision restricting the Company from taking actions to explore strategic alternatives. However in light of Stone’s stated position to the contrary, the Board has determined that at this time the Company should not engage in any discussions with, or provide any nonpublic information regarding the Company to, Woodside or other third parties until the resolution of the Declaratory Action. As discussed in more detail under “Item 8—Additional Information—Litigation,” a trial on the issue has been scheduled for September 22, 2006.

On Friday, September 8, 2006, the Board held a meeting and consulted with its financial and legal advisors. Mr. Bachmann updated the Board on the filing of the Declaratory Action. The Board also discussed the Offer and the potential options available to the Company, depending on the outcome of the Declaratory Action.

Also on Friday, September 8, 2006, Mr. Bachmann and EPL’s financial and legal advisors met with David H. Welch, President and Chief Executive Officer of Stone, and Kenneth H. Beer, Stone’s Senior Vice President and Chief Financial Officer, and Stone’s financial and legal advisors. EPL suggested a framework for the potential renegotiation of the Merger Agreement. Stone indicated it would discuss the matter with its board of directors and respond quickly. Mr. Welch noted the departure of several employees and requested a waiver under the Merger Agreement to permit Stone to adopt an employee retention plan and certain salary adjustments with a cost of approximately $2.2 million. Mr. Bachmann indicated that EPL would consider Stone’s request.

On September 8, 2006, counsel to EPL reminded counsel for Stone that the preliminary joint proxy statement mutually prepared by EPL and Stone and filed with the SEC on July 21, 2006, contains the following sentences:

“On May 31, 2006, Mr. Welch met with Mr. Bachmann to discuss a number of issues relating to EPL’s offer, including requests ... for an agreement by EPL to not seek other offers, and to pay Stone a termination fee if a merger agreement were terminated in specified circumstances, in each case in a manner similar to the obligations of Stone contained in the Plains merger agreement.”

“On June 7, 2006, ... [t]he parties agreed, subject to resolution of other issues, that ... EPL would pay Stone a merger termination fee in limited circumstances based on its proportionate equity market capitalization at the time of execution of a merger agreement with Stone, but would not have any restriction on its ability to explore other possible acquisitions or combinations.”

On September 11, 2006, Stone informed EPL that it would not enter into negotiations regarding the Merger Agreement.

On September 12, 2006, Stone announced that, on September 7, 2006, it had adopted an employee retention plan and certain salary adjustments that will become effective if the merger between EPL and Stone does not occur.

On Wednesday, September 13, 2006, the Board met to discuss the Offer. Representatives of Petrie Parkman, one of the Company’s financial advisors, updated its previous reviews with the Board of the financial terms of the Offer and reviewed its financial analyses of the $23.00 per share being offered in the Offer. Representatives of Petrie Parkman also rendered to the Board its oral opinion, confirmed in writing following the Board meeting, to the effect that, as of September 13, 2006 and based upon and subject to the various assumptions and limitations set forth in the opinion, a copy of which is included as Annex B-1 hereto, the consideration being offered by ATS to the holders of Company Common Stock pursuant to the Offer is inadequate, from a financial point of view, to such holders (other than Woodside and its affiliates). Subsequently, representatives of Evercore, one of the Company’s financial advisors, updated its previous reviews with the Board of the financial terms of the Offer and its financial analyses of the $23.00 per share being offered in the Offer. Representatives of Evercore also rendered to the Board its oral opinion, confirmed in writing following the Board meeting, to the effect that, as of September 13, 2006 and based upon and subject to the various assumptions and limitations set forth in the opinion, a copy of which is included as Annex B-2 hereto, the consideration being offered by ATS to the holders of Company Common Stock pursuant to the Offer is inadequate, from a financial point of view, to such holders (other than Woodside and its affiliates). Finally, representatives of Banc of America Securities, one of the Company’s financial advisors, updated its previous reviews with the Board of the financial terms of the Offer and its financial analyses of the $23.00 per share being offered in the Offer. Representatives of Banc of America Securities also rendered to the Board its oral opinion, confirmed in writing following the Board meeting, to the effect that, as of September 13, 2006 and based upon and subject to the various assumptions and limitations set forth in the opinion, a copy of which is included as Annex B-3 hereto, the consideration being offered by ATS to the holders of Company Common Stock pursuant to the Offer is inadequate, from a financial point of view, to such holders (other than Woodside and its affiliates). Following this review and discussion by the Board, the Board made the determination described in clause (a) of this Item 4. The Board approved certain actions to address employee retention issues resulting from the Offer and certain amendments to the Company’s bylaws. The Board adopted a six-month stockholders rights agreement (the “Limited Rights Plan”). The Limited Rights Plan is intended to allow the Company sufficient time to act in the best interests of EPL stockholders. The Board also approved indemnification agreements for directors, officers and one other employee based on the Board’s prior approval of such arrangements for directors on August 4, 2006. For more information with respect to the amendments to the Severance Program, see “Item 3—Past Contacts, Transactions, Negotiations and Agreements—Severance Program” and with respect to the employee retention program, the bylaw amendments, the indemnification agreements and the Limited Rights Plan, see “Item 8—Additional Information—New Employee Change of Control Severance Plan,” “—The By-Law Amendments,” “—Indemnification Agreements” and “—The Rights Plan.”

On Thursday, September 14, 2006, EPL notified Stone that the employee retention plan and salary adjustments announced by Stone on September 12, 2006 constituted a breach of the Merger Agreement, which EPL considered material, and demanded that Stone cure the breach.

On Thursday, September 14, 2006, the Company provided ATS with the Company’s press release and this Schedule 14D-9.

(c) Reasons for Rejection.

In reaching the conclusion that the Offer is inadequate and not in the best interests of the Company’s stockholders and the recommendation described above, the Board consulted with its senior management, legal and financial advisors and took into account numerous factors, including but not limited to the following material factors:

(i) Based on the Board’s familiarity with the business of the Company, its financial condition, results of operations and prospects and the Board’s familiarity with the oil and natural gas exploration and production industry, and the prospects for, and the Company’s position in, that industry, the Board’s belief that the Company, both on a stand-alone basis and on a combined basis with Stone, should provide greater value to stockholders than the Offer.

(ii) The Board’s belief that the fair value and unaffected price of the Company’s stock, that is, the price at which the Company’s stock would be trading but for the pendency of the proposed merger with Stone, is substantially higher than the prevailing market price at the time the Offeror launched the Offer (as is indicated by the prices at which the Company’s stock was consistently trading prior to the announcement of the Stone merger). The Board noted that the $23.00 per share price in the Offer is a 29% discount to the Company’s 52-week high (which was $32.27 on September 29, 2005) and a 7% discount to the Company’s average closing stock price over the 90 trading days preceding the announcement, on May 25, 2006, of the Company’s offer to acquire Stone.

(iii) The opinion, dated September 13, 2006, of Petrie Parkman, the Company’s financial advisor retained to advise on the Offer, to the effect that, as of the date of such opinion, the $23.00 per share being offered in the Offer was inadequate, from a financial point of view, to the holders of the Company’s Common Stock (other than Woodside and its affiliates). The Petrie Parkman opinion, which is attached as Annex B-1 hereto, sets forth the procedures followed, assumptions made, matters considered and limitations on the review undertaken by Petrie Parkman in providing its opinion.

(iv) The opinion, dated September 13, 2006, of Evercore, one of the Company’s financial advisors, to the effect that, as of the date of such opinion and subject to various assumptions and limitations set forth in the opinion, the $23.00 per share being offered in the Offer was inadequate, from a financial point of view, to the holders of the Company’s Common Stock (other than Woodside and its affiliates). The Evercore opinion, which is attached as Annex B-2 hereto, sets forth the procedures followed, assumptions made, matters considered and limitations on the review undertaken by Evercore in providing its opinion.

(v) The opinion, dated September 13, 2006, of Banc of America Securities, one of the Company’s financial advisors, to the effect that, as of the date of such opinion, and based upon and subject to various assumptions and limitations described in its opinion, the $23.00 per share being offered in the Offer was inadequate, from a financial point of view, to the holders of the Company’s Common Stock (other than Woodside and its affiliates). The Banc of America Securities opinion, which is attached as Annex B-3 hereto, sets forth the procedures followed, assumptions made, matters considered and limitations on the review undertaken by Banc of America Securities in providing its opinion.

(vi) The Board’s belief that the Company’s prospect inventory, including those prospects on the Gulf of Mexico shelf and in the deepwater Gulf of Mexico, is expected to generate increasing returns over the next few years, and that the neither the Company’s current stock price nor the Offer reflects the value of these assets or their potential.

(vii) The Board’s belief that the Offer represents an opportunistic attempt by Woodside to acquire a unique and valuable collection of oil and natural gas exploration and production assets and employees at a favorable time to Woodside at a price well below the true value that those assets and employees represent.

(viii) The conditionality of the Offer, including the many stringent, open-ended or subjective conditions to the Offer. The Board noted that the Company has taken certain actions that the Board considered necessary and appropriate for the protection of stockholder value that would result in certain conditions to the Offer not being satisfied, and which, unless waived by Woodside, may result in the Offer not being consummated.

(ix) The fact that there is nothing to prevent Woodside or any other party from making a proposal to acquire the combined company that would result from the merger of the Company and Stone, and thus nothing to prevent the stockholders of the Company from receiving a control premium for their shares in the future.

In light of the above factors, the Board determined that the Offer is inadequate and not in the best interests of the Company and the Company’s stockholders. ACCORDINGLY, THE BOARD OF DIRECTORS RECOMMENDS THAT ENERGY PARTNERS’ STOCKHOLDERS REJECT THE OFFER AND NOT TENDER THEIR SHARES PURSUANT TO THE OFFER.

The foregoing discussion of the information and factors considered by the Board is not intended to be exhaustive but addresses the material information and factors considered by the Board in its consideration of the Offer. In view of the variety of factors and the amount of information considered, the Board did not find it practicable to provide specific assessments of, quantify or otherwise assign any relative weights to, the specific factors considered in determining to recommend that stockholders reject the Offer. Such determination was made after consideration of all the factors taken as a whole. In addition, individual members of the Board may have given differing weights to different factors. Throughout its deliberations, the Board consulted with the Company’s financial and legal advisors, who were retained to advise the Board in connection with the Offer.

(d) Intent to tender.

To the Company’s knowledge, none of the Company’s executive officers, directors, affiliates or subsidiaries currently intends to sell or tender for purchase pursuant to the Offer any shares of Common Stock owned of record or beneficially owned.

Item 5. Persons/Assets, Retained, Employed, Compensated or Used.

Petrie Parkman was retained by the Company as a financial advisor to deliver an opinion with respect to the fairness or adequacy of the consideration being offered in the Offer. The Company has agreed to pay to Petrie Parkman a $250,000 engagement fee, a $750,000 opinion fee upon delivery of its initial adequacy opinion with respect to the Offer and an additional $250,000 for each subsequent opinion delivered by Petrie Parkman at the request of the Board. The Company has also agreed to reimburse Petrie Parkman for all expenses, including reasonable fees and disbursements of legal counsel; and to indemnify it and certain related persons against certain liabilities related to, arising out of, or in connection with its engagement.

Evercore was also retained by the Company as a financial advisor to deliver an opinion with respect to the fairness or adequacy of the consideration being offered in the Offer. The Company has agreed to pay to Evercore a $1,000,000 engagement fee and $7,000,000 on (i) September 5, 2007, if the Company has not consummated a sale transaction prior to such date or (ii) the date of consummation of a sale transaction, so long as (x) such sale transaction closes prior to September 5, 2007 or (y) the definitive documentation with respect to such sale transaction is executed prior to September 5, 2007. If the Company completes the acquisition of Stone, Evercore would be entitled to receive a fee of $7,000,000 in accordance with the Company’s prior engagement letter with respect to the Stone transaction, but Evercore would not be entitled to receive an additional fee under clause (i) above. The Company has also agreed to reimburse Evercore for all expenses, including reasonable fees and disbursements of legal counsel; and to indemnify it and certain related persons against certain liabilities related to, arising out of, or in connection with its engagement.

Banc of America Securities was also retained by the Company as a financial advisor to deliver an opinion with respect to the fairness or adequacy of the consideration being offered in the Offer. The Company has agreed to pay to Banc of America Securities a $1,000,000 engagement fee and a fee of $4,000,000 upon either (i) EPL consummating a sale transaction or (ii) the Board concluding that an acquisition of EPL is not in the best interests of its stockholders and such an acquisition not occurring by September 4, 2007. If the Company completes the acquisition of Stone, Banc of America Securities would be entitled to receive a fee of $5,000,000 in accordance with the Company’s prior engagement letter with respect to the Stone transaction, but Banc of America Securities would not be entitled to receive an additional fee under clause (ii) above. The Company has also agreed to reimburse Banc of America Securities for all expenses, including reasonable fees and disbursements of legal counsel; and to indemnify it and certain related persons against certain liabilities related to, arising out of, or in connection with its engagement.

Evercore and Banc of America Securities and their affiliates in the past have provided and in the future may provide, financial advisory and financing services to the Company, for which services they have received, and would expect to receive, compensation, including, but not limited to, the Company’s pending transaction with Stone and the financing related thereto. Petrie Parkman in the future may provide, financial advisory and financing services to the Company, for which services it would expect to receive compensation. In the ordinary course of business, each of Petrie Parkman and Banc of America Securities or their affiliates may trade in the debt or equity securities of the Company, Woodside or Stone for the accounts of their customers or for their own accounts and, accordingly, may at any time hold long or short positions in such securities.

The Company has retained MacKenzie Partners, Inc. (“MacKenzie”) to assist it in connection with the Company’s communications with its stockholders with respect to the Offer and such other advisory services as may be requested from time to time by the Company. The Company has agreed to pay MacKenzie customary compensation for its services and reimbursement of out-of-pocket expenses in connection therewith. The Company has also agreed to indemnify MacKenzie against certain liabilities arising out of or in connection with the engagement.

The Company has retained Joele Frank, Wilkinson Brimmer Katcher (“Joele Frank”) as its public relations advisor in connection with the Offer. The Company has agreed to pay customary compensation for such services and to reimburse Joele Frank for its out-of-pocket expenses arising out of or in connection with the engagement. The Company has also agreed to indemnify Joele Frank against certain liabilities arising out of or in connection with the engagement.

Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to stockholders of the Company concerning the Offer.

Item 6. Interest in Securities of the Subject Company.

Except as described below or as set forth on Annex C hereto, no transactions in the shares of the Company’s Common Stock have been effected during the past 60 days by the Company or any of the Company’s directors, executive officers, affiliates or subsidiaries.

Item 7. Purposes of the Transaction and Plans or Proposals.

The Company has not reached an agreement in principle or signed an agreement in connection with the Offer that relates to or would result in: (a) a tender offer for or other acquisition of EPL Common Stock by the Company or any other person, (b) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (c) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries or (d) any material change in the present dividend rate or policy, or indebtedness or capitalization, of the Company.

The Board of Directors has determined that disclosure with respect to the parties to, and the possible terms of, any transactions or proposals of the type referred to in the preceding paragraph might jeopardize any discussions or negotiations that the Company may conduct. Accordingly, the Board of Directors has instructed management not to disclose the possible terms of any such transactions or proposals, or the parties thereto, unless and until an agreement in principle relating thereto has been reached or, upon the advice of counsel, as may otherwise be required by law.

Except as set forth in this Statement, there are no transactions, resolutions of the Board, agreements in principle or signed agreements in response to the Offer that relate to or would result in one or more of the events referred to in the first paragraph of this Item 7.

Item 8. Additional Information.

The information contained in all of the Exhibits referred to in Item 9 below is incorporated herein by reference in its entirety.

Litigation

On August 28, 2006, the Offeror commenced the ATS Litigation in the Delaware Court of Chancery for New Castle County (the “Delaware Court”) styled as ATS, Inc. v. Bachmann et al., C.A. No. 2374-N. As amended on September 11, 2006, the complaint alleges that the termination fee provisions in the Merger Agreement relating to the termination fee payable by Stone to Plains upon termination of their merger agreement and the potential termination of the Merger Agreement are unlawful whether considered in combination or separately. The amended complaint also asserts that Section 6.2(e) of the Merger Agreement is an impermissible restriction on the Board’s ability to fulfill its fiduciary obligations and is, therefore, per se invalid. The amended complaint further contends that the Company’s directors breached their fiduciary duties by agreeing to these provisions. Finally, the amended complaint alleges that the Company’s by-laws contain an invalid provision imposing a supermajority voting requirement on any actions taken by written consent of the Company’s stockholders (the “Supermajority Consent Bylaw”). On the basis of those allegations, the Offeror seeks declaratory relief, injunctive relief and damages. On August 31, 2006, the Offeror filed a motion to expedite the proceedings in the ATS Litigation. On September 7, 2006, the Offeror filed a motion for summary judgment with respect to the claim that the Supermajority Consent Bylaw is invalid.

On September 7, 2006, the Company commenced the Declaratory Action against Stone in the Delaware Court styled as Energy Partners, Ltd. v. Stone Energy Corporation, C.A. No. 2402-N. In that action, the Company is seeking a declaration that Section 6.2(e) of the Merger Agreement is not and cannot operate as a “no talk” or “no shop” provision that prevents the Company and its Board from developing, soliciting, considering, communicating, exchanging information, negotiating, disclosing, entering into or consummating potential or definitive strategic alternatives for the Company, including internally generated or third-party proposals.

On September 7, 2006, the Company filed a motion for expedited proceedings in the Declaratory Action and the Offeror filed a motion to consolidate the ATS Litigation and the Declaratory Action. On September 11, 2006, the Delaware Court expedited the Declaratory Action and scheduled it for trial on September 22, 2006. The Delaware Court also consolidated that portion of the ATS Litigation asserting the per se invalidity of Section 6.2(e) of the Merger Agreement with the Declaratory Action. While the Delaware Court ordered the parties to respond to the Offeror’s document requests and interrogatories with respect to the unconsolidated portions of the ATS Litigation by September 27, 2006, it denied the Offeror’s application for a trial date.

On September 12, 2006, Thomas Farrington, a purported stockholder of the company, filed a putative class action suit against EPL, all of the EPL directors, EPL Acquisition Corp. LLC, and Stone in the Court of Chancery of the State of Delaware, in and for New Castle County. The complaint seeks, among other relief, to recover unspecified damages against the defendants, to require Stone to return to EPL a $43.5 million fee under certain circumstances, and to enjoin any acquisition of EPL pending a declaration from the court that the conduct of business pending the merger, EPL stockholder voting, and the EPL termination and termination fee provisions of the Merger Agreement between EPL and Stone are unlawful and not enforceable. The complaint further seeks a declaration that EPL’s bylaw imposing a supermajority requirement on EPL stockholders’ right to act by written consent is unlawful and not enforceable. Plaintiff also seeks, pending certain corrective disclosures, to enjoin EPL from holding a stockholder meeting to consider the Merger Agreement.

On September 13, 2006, the Board amended the Company’s by-laws to delete the Supermajority Consent Bylaw. The Company and its directors believe such action moots the Offeror’s claim relating to the Supermajority Consent Bylaw. The Company and the individual defendants believe the remaining claims in the unconsolidated portion of the ATS Litigation regarding the termination fee provisions in the Merger Agreement are without merit and intend to defend vigorously against those claims. At the same time, the Company intends to pursue its claims in the Declaratory Action in an effort to ensure that the Company and the Board can respond appropriately to the Offer.

The By-Law Amendments. On September 13, 2006, the Board adopted changes to Sections 2.5 and 2.9 of the Company’s bylaws. The revised Section 2.5 grants authority to the presiding officer of a stockholder meeting to adjourn the stockholder meeting and allows for the adjournment of a stockholder meeting with or without a quorum. The revised Section 2.9 eliminates the 85% super-majority voting requirement for stockholder action by written consent and sets forth, (1) the process by which the record date should be established for an action by written consent, (2) the requirements for valid consents, and (3) the process for independent inspectors to certify the validity of any action by written consent. This summary does not purport to be complete and is qualified in its entirety by reference to the complete text of the Restated and Amended Bylaws, attached to this filing as Exhibit (e)(16) herewith and incorporated herein by reference.

The Indemnification Agreements On September 13, 2006, the Board approved a form indemnity agreement (the “Indemnity Agreement”) for the directors, executive officers and key employees of the Company. The Indemnity Agreement provides indemnitees with, among other things, certain indemnification and advancement rights in third-party proceedings, proceedings by or in the right of the corporation, proceedings in which the indemnitee is wholly or partly successful, and for an indemnitee’s expenses incurred as a witness in a proceeding by reason of his or her corporate status. This summary does not purport to be complete and is qualified in its entirety by reference to the complete text of the form agreement, attached to this filing as Exhibit (e)(17) herewith and incorporated herein by reference.

New Employee Change of Control Severance Plan. On September 13, 2006, the Board approved a new severance plan, called the Energy Partners, Ltd. Employee Change of Control Severance Plan (the “New Severance Plan”), covering full-time employees of the Company not covered by the existing Severance Program. The New Severance Plan provides that, in the event of certain terminations of employment by the Company without “cause” or by the participant for “good reason” within two years after a change of control (which would include the consummation of the Offer), the participant would be entitled to receive (i) a lump sum severance benefit equal to 3 weeks of base pay for each year of service or fraction thereof as a full-time employee of the Company or Hall-Houston Oil Company (which was acquired by the Company in 2002) and 3 weeks of base pay for each $10,000 or fraction thereof of annual base salary and scheduled overtime pay (subject to a maximum of 52 weeks of base pay and a minimum of 16 weeks of base pay), (ii) a pro rata bonus for the calendar year of termination of employment equal to the pro rata portion of the greater of the participant’s average annual bonus for the prior three full calendar years of employment (or lesser number of prior full calendar years of employment) and the participant’s target bonus opportunity for the calendar year of termination of employment, (iii) if the participant has not yet received a bonus for the calendar year before the calendar year of termination of employment, a bonus for such year equal to target bonus opportunity for such year, (iv) continuation of medical, dental and life insurance benefits for 12 months provided the participant pays the same portion of the required premium, and provided, further, that such coverage would cease if the participant obtains new employment providing benefits of the same type, and (v) reasonable outplacement services. The maximum amount payable under the New Severance Plan (assuming all eligible employees covered by the plan are terminated following a change of control) is estimated to be $14.1 million. A copy of the New Severance Plan is filed as Exhibit (e)(12) hereto.

The Rights Plan. On Wednesday, September 13, 2006, the Board authorized the Company to enter into the Limited Rights Plan and declared a dividend distribution of one right (a “Right”) for each outstanding Share. The purposes of the Limited Rights Plan are to provide the Board and the Company’s stockholders with sufficient time to properly consider the Offer and all related matters and to ensure that all of the Company’s stockholders are treated fairly in any potential transaction involving any change in control during the term of the plan.

Upon certain events, each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of a new series of Series A Junior Participating Preferred Stock, par value $1.00 per share, of the Company (the “Preferred Stock”) at a price of $80 per one one-hundredth of a share of Preferred Stock, subject to adjustment. The Rights become exercisable upon the earlier of the tenth day following the public announcement or notice to the Company that a person or group acquired, or obtained the right to acquire, 10% or more of the outstanding Company Common Stock (the “Shares Acquisition Date”) or (unless the Board sets a later date) the tenth business day after any person or group commences a tender offer or exchange offer which, if successful, would cause the person or group to own 10% or more of the outstanding Company Common Stock (the “Distribution Date”). The Agreement provides that the Distribution Date with respect to the Offer shall occur on the Shares Acquisition Date with respect to the Offer or such earlier date determined by the Board, and that no Distribution Date shall occur as a result of the closing of the proposed merger with Stone.

Should any person or group acquire 10% or more of the outstanding Company Common Stock, all Rights not held by the 10% stockholder become rights to purchase additional shares of Company Common Stock for one-half of the market price of such Company Common Stock. After a person or group crosses the 10% threshold and before such person or group owns 50% or more of the outstanding Company Common Stock, the Board, instead of allowing the Rights to become exercisable, may issue one share of Company Common Stock or one one-hundredth (1/100) of a share of Preferred Stock in exchange for each Right (other than those held by the acquiring person or group). In the event of a merger or sale of 50% or more of the assets of the Company, the Rights Plan requires that provision be made for the Rights to become rights to purchase shares of the acquiring company for one-half of the market price of such shares.

The Rights have a six month term and may be redeemed for $0.01 per Right by the Board at any time prior to the time any person or group acquires 10% or more of the outstanding Company Common Stock. The Rights are subject to amendment by the Board in any manner except that after a person becomes and Acquiring Person they may not be amended in a manner adverse to the holders of Rights.

Forward Looking Statements. All statements included in this document that address activities, events or developments that EPL expects, believes or anticipates will or may occur in the future are forward-looking statements. These include statements that are discussed in EPL’s filings with the Securities and Exchange Commission (SEC). These statements are based on current expectations and projections about future events and involve known and unknown risks, uncertainties, and other factors that may cause actual results and performance to be materially different from any future results or performance expressed or implied by these forward-looking statements. Please refer to EPL’s filings with the SEC, including its Form 10-K for the year ended December 31, 2005 and Form 10-Q for the quarter ended June 30, 2006, for a discussion of these risks.

Item 9. Exhibits

The following exhibits are filed with this statement.

Exhibit No.	Description

(a)(1)	Press release dated September 14, 2006 (incorporated by reference to Exhibit 99.2 of EPL’s Form 8-K filed September 14, 2006).

(a)(2)	Letter from the Board of Directors of EPL to its stockholders, dated September 14, 2006,

(a)(3)	Press release dated August 28, 2006 (incorporated by reference to Exhibit 99.1 of EPL’s Form 8-K filed August 28, 2006).

(a)(4)	Memorandum dated August 29, 2006 (incorporated by reference to Exhibit 99.1 of EPL’s Form 8-K filed August 29, 2006).

(e)(1)	2006 Long Term Stock Incentive Plan (incorporated by reference to EPL’s proxy statement on Form 14A filed April 5, 2006 (File No. 001-16179)).

(e)(2)	Amended and Restated 2000 Stock Incentive Plan for Non-Employee Directors (incorporated by reference to EPL’s proxy statement on Form 14A filed April 4, 2005 (File No. 001-16179)).

(e)(3)	Offer Letter of Mr. Phillip A. Gobe, dated October 19, 2004 (incorporated by reference to Exhibit 10.1 of EPL’s Form 8-K filed October 25, 2004).

(e)(4)	Offer Letter of Mr. Javan Ottoson, dated March 20, 2006 (incorporated by reference to Exhibit 10.1 of EPL’s Form 8-K filed March 24, 2006).

(e)(5)	Offer Letter of Mr. Timothy Woodall, dated July 11, 2006 (incorporated by reference to Exhibit 10.1 of EPL’s Form 8-K filed August 22, 2006).

(e)(6)	Form of Nonqualified Stock Option Grant under the Energy Partners, Ltd. Amended and Restated 2000 Long Term Stock Incentive Plan (incorporated by reference to Exhibit 10.3 of EPL’s Form 10-Q filed August 5, 2004).

(e)(7)	Form of Restricted Share Unit Agreement under the Energy Partners, Ltd. Amended and Restated 2000 Long Term Stock Incentive Plan (incorporated by reference to Exhibit 10.4 of EPL’s Form 10-Q filed August 5, 2004).

(e)(8)	Form of Stock Option Grant under the Energy Partners, Ltd. 2000 Stock Option Plan for Non-employee Directors (incorporated by reference to Exhibit 10.5 of EPL’s Form 10-Q filed August 5, 2004).

(e)(9)	Form of Performance Share Agreement under the Amended and Restated 2000 Long Term Stock Incentive Plan (incorporated by reference to Exhibit 10.3 of EPL’s Form 8-K filed March 30, 2005).

(e)(10)	Form of Energy Partners, Ltd. Change of Control Severance Agreement (incorporated by reference to Exhibit 10.1 of EPL’s Form 8-K filed March 30, 2005).

(e)(11)	Change of Control Severance Plan (incorporated by reference to Exhibit 10.2 of EPL’s Form 8-K filed March 30, 2005).

(e)(12)	Employee Change of Control Severance Plan, dated as of September 13, 2006 (incorporated by reference to Exhibit 99.1 of EPL’s Form 8-K filed September 14, 2006).

(e)(13)	Amended and Restated Stock and Deferral Plan for Non-Employee Directors (incorporated by reference to Exhibit 10.4 of EPL’s Form 10-K filed March 9, 2005).

Exhibit No.	Description

(e)(14)	First Amendment to Change of Control Severance Plan (incorporated by reference to Exhibit 10.3 of EPL’s Form 8-K filed September 14, 2006).

(e)(15)	Form of First Amendment to Energy Partners, Ltd. Change of Control Severance Agreements (incorporated by reference to Exhibit 10.2 of EPL’s Form 8-K filed September 14, 2006).

(e)(16)	Bylaws of Energy Partners, Ltd. (incorporated by reference to Exhibit 3.1 of EPL’s Form 8-K filed September 14, 2006).

(e)(17)	Form of Indemnity Agreement (incorporated by reference to Exhibit 10.1 of EPL’s Form 8-K filed September 14, 2006).

(g)	Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

ENERGY PARTNERS, LTD.

BY:	/S/ JOHN H. PEPER
Name: John H. Peper
Title: Executive Vice President, General
Counsel and Corporate Secretary

Dated: September 14, 2006

Annex A

Within this Annex A only, references to section headings and page numbers refer to the sections and pages of the Company’s proxy statement dated April 4, 2006 and the “Record Date” is the record date, March 8, 2006, to which such proxy statement relates.

OWNERSHIP OF COMMON STOCK BY

MANAGEMENT AND CERTAIN BENEFICIAL OWNERS

The following table shows the number of shares of Common Stock beneficially owned by each director; by the Company’s chief executive officer; by the four other most highly compensated executive officers of the Company; by all directors and executive officers as a group; and by such persons known to the Company to own beneficially more than five (5%) of the outstanding Common Stock of the Company.

The information set forth below is as of the Record Date and is based upon information supplied or confirmed by the named individuals:

Beneficial Owner	Common Shares	Percent of Common Shares(1)
Richard A. Bachmann(2)	2,906,935	7.6
John C. Bumgarner, Jr.(3)	56,699	*
Jerry D. Carlisle(4)	22,011	*
Harold D. Carter(3)	47,025	*
Enoch L. Dawkins(5)	14,686	*
T. Rodney Dykes(6)	52,479	*
Dr. Norman C. Francis(7)	7,892	*
Robert D. Gershen(3)	49,086	*
Phillip A. Gobe(8)	32,315	*
William R. Herrin, Jr.(7)	8,112	*
William O. Hiltz(9)	114,105	*
David R. Looney(8)	16,226	*
John H. Peper(10)	259,605	*
John G. Phillips(3)	44,583	*
All directors and executive officers as a group (14 persons)	3,631,760	9.4
FMR Corp., 82 Devonshire Street, Boston, MA 02109(11)	2,493,600	6.6

*	Represents beneficial ownership of less than 1%.

(1)	Percentage ownership of a holder or class of holders is calculated by dividing (1) the number of shares of Common Stock, including restricted shares, outstanding attributed to such holder or class of holders, as the case may be, plus the total number of shares of Common Stock underlying options exercisable and restricted share units that vest within sixty days from March 8, 2006 and warrants held by such holder or class of holders, as the case may be, by (2) the total number of shares of Common Stock outstanding plus the total number of shares of Common Stock underlying options exercisable and restricted share units that vest within sixty days from March 8, 2006 and warrants held by such holder or class of holders, as the case may be, but not Common Stock underlying such securities held by any other person.

(2)

Based on an amended Schedule 13G and ownership reports filed with the Securities and Exchange Commission. Includes 885,898 shares of Common Stock pledged to support obligations incurred in three separate transactions under a Forward Purchase Agreement. Mr. Bachmann retains voting rights with respect to these shares. The number of shares to be delivered commencing in June 2007 pursuant to such agreement will be based on the market price of the Company’s Common Stock and will not exceed 885,898 shares. Mr. Bachmann has the right to deliver cash instead of shares of Common Stock. Also includes (i) 327,335 shares of Common Stock underlying options granted to Mr. Bachmann under our Amended and Restated 2000 Long Term Stock Incentive Plan, which may be exercised within 60 days from March 8,

2006, (ii) 1,543 shares of Common Stock beneficially owned by Mr. Bachmann and held in trust by the Energy Partners, Ltd. 401(k) Plan and (iii) 1,000 shares beneficially owned by Mr. Bachmann’s wife. The address for Mr. Bachmann is Energy Partners, Ltd., 201 St. Charles Avenue, Suite 3400, New Orleans, Louisiana 70170.

(3)	Includes 24,932 shares of Common Stock underlying options exercisable, and 1,973 restricted share units vesting, within 60 days of March 8, 2006 granted under our Amended and Restated 2000 Stock Incentive Plan for Non-Employee Directors to each of Messrs. Bumgarner, Carter, Gershen and Phillips. Also includes 14,149 and 1,993 phantom shares accrued for Messrs. Bumgarner and Gershen under our Stock and Deferral Plan for Non-Employee Directors.

(4)	Includes 14,932 shares of Common Stock underlying options exercisable, and 1,973 restricted share units vesting, within 60 days of March 8, 2006 granted to Mr. Carlisle under our Amended and Restated 2000 Stock Incentive Plan for Non-Employee Directors. Includes 500 shares of Common Stock beneficially owned by Mr. Carlisle’s wife of which Mr. Carlisle disclaims beneficial ownership.

(5)	Includes 10,932 shares of Common Stock underlying options exercisable, and 1,973 restricted share units vesting, within 60 days of March 8, 2006 granted to Mr. Dawkins under our Amended and Restated 2000 Stock Incentive Plan for Non-Employee Directors.

(6)	Includes 45,334 shares of Common Stock underlying options exercisable within 60 days of March 8, 2006 granted to Mr. Dykes under our Amended and Restated 2000 Long Term Stock Incentive Plan. Also includes 1,242 shares of Common Stock beneficially owned by Mr. Dykes and held in trust by the Energy Partners, Ltd. 401(k) Plan.

(7)	Includes 4,932 shares of Common Stock underlying options exercisable, and 1,973 restricted share units vesting, within 60 days of March 8, 2006 granted under our Amended and Restated 2000 Stock Incentive Plan for Non-Employee Directors to each of Dr. Francis and Mr. Herrin. Also includes 988 phantom shares accrued for Mr. Herrin under our Stock and Deferral Plan for Non-Employee Directors.

(8)	Includes 31,834 and 15,800 shares of Common Stock underlying options exercisable within 60 days of March 8, 2006 granted to Messrs. Gobe and Looney under our Amended and Restated 2000 Long Term Stock Incentive Plan. Also includes 481 and 426 shares of Common Stock beneficially owned by Messrs. Gobe and Looney and held in trust by the Energy Partners, Ltd. 401(k) Plan.

(9)	Includes 8,932 shares of Common Stock underlying options exercisable, and 1,973 restricted share units vesting, within 60 days of March 8, 2006 granted under our Amended and Restated 2000 Stock Incentive Plan for Non-Employee Directors to Mr. Hiltz, and 3,201 phantom shares accrued for Mr. Hiltz under our Stock and Deferral Plan for Non-Employee Directors.

(10)	Includes 118,300 shares of Common Stock underlying options exercisable, and 15,000 restricted shares vesting, within 60 days of March 8, 2006 granted to under our Amended and Restated 2000 Long Term Stock Incentive Plan, and 116,713 warrants granted in the acquisition of Hall-Houston Oil Company in 2002, which are currently exercisable. Also includes 1,016 shares of Common Stock beneficially owned by Mr. Peper and held in trust by the Energy Partners, Ltd. 401(k) Plan.

(11)	Based on a Schedule 13G filed with the Securities and Exchange Commission on February 14, 2006, for shares held by FMR Corp. FMR Corp. has sole voting power with respect to 202,500 of the shares and sole investment power with respect to 2,493,600 of the shares. The address for FMR Corp. is 82 Devonshire Street, Boston, Massachusetts 02109.

CORPORATE GOVERNANCE

Compensation of Directors

Non-employee directors receive an annual retainer of $30,000 and meeting fees of $2,000 for each Board meeting, and $1,500 for each committee meeting, attended (even if held on the same date). The Chairman of the Audit Committee receives an additional $15,000 per year, each other Audit Committee member receives an additional $5,000 per year and the Chairman of each of the Compensation Committee and the Nominating & Governance Committee receives an additional $10,000 per year. Meeting fees are paid in cash. Retainer fees are paid in shares of Common Stock (valued at fair market value); provided that a director may elect to receive up to 50% of such retainer fees in cash. Directors may defer all or a portion of their retainer and meeting fees. Directors are also reimbursed for their reasonable expenses in connection with attending Board of Director meetings and other Company events.

Our Amended and Restated 2000 Stock Incentive Plan for Non-Employee Directors provides for grants of stock options and restricted share units to members of the Board of Directors who are not employees of the Company or any subsidiary. The size of any grants of stock options and restricted share units to non-employee directors, including to new directors, will be determined annually, based on the analysis of an independent compensation consultant. Based on such analysis, the Compensation Committee recommended, and the Board approved, the grant of 6,500 stock options and 3,000 restricted stock units to each non-employee director on the date of the 2006 Annual Meeting. All stock options granted under the plan will have a per share exercise price equal to the fair market value of a share of Common Stock on the date of grant (as determined by the committee appointed to administer the plan). Stock options and restricted share units become 100% vested on the first anniversary of the date of grant provided the eligible director continues as a director of the Company throughout that one-year period. Prior to the first anniversary of the date of grant, an eligible director shall be vested in the pro rata number of options or restricted share units based on the number of days during that year that the eligible director served. Stock options expire on the earlier of (i) ten years from the date of grant or (ii) 36 months after the optionee ceases to be a director for any reason. The total number of shares of our Common Stock that may be issued under the plan is 500,000, subject to adjustment in the case of certain corporate transactions and events.

EXECUTIVE COMPENSATION AND OTHER MATTERS

Summary Compensation

The following table sets forth certain summary information for the prior three years concerning the compensation earned by the Company’s Chief Executive Officer (Mr. Bachmann) and our four other most highly compensated executive officers who earned in excess of $100,000 for services rendered in 2005.

Long Term Compensation Awards(1)
Name and Principal Position	Year	Salary($)	Bonus($)	Restricted Share Award(s)($)	Securities Underlying Options/ SARs(#)	Long Term Incentive Plan Payouts(#)	All Other Compensation($)(2)
Richard A. Bachmann Chairman and Chief Executive Officer(3)	2005 2004 2003	415,000 392,000 372,000`	915,000 600,000 500,000	382,571 — —	111,930 62,000 200,000	17,777 — —	17,352 6,853 9,096

Phillip A. Gobe President and Chief Operating Officer(3)(4)(5)	2005 2004	300,000 21,538	199,000 100,000	255,721 758,800	174,817 95,500	— —	109,748 127

David R. Looney Executive Vice President and Chief Financial Officer(3)(4)(6)	2005	209,821	366,950	885,248	191,007	—	144,023

John H. Peper Executive Vice President, General Counsel and Corporate Secretary(3)(7)	2005 2004 2003	227,000 212,000 201,500	129,970 200,000 175,000	103,456 — —	130,271 13,400 33,500	7,778 — —	13,715 35,836 4,495

T. Rodney Dykes Senior Vice President — Production(3)	2005 2004 2003	206,000 202,000 184,583	120,600 80,000 160,000	81,464 — —	73,838 10,000 26,000	4,445 — —	13,012 4,675 12,244

(1)	Under the Amended and Restated 2000 Long Term Stock Incentive Plan, all outstanding awards will become fully exercisable at the time of a change of control of the Company. See “— Employment Agreements and Change of Control Arrangements” for a summary of the definition of change of control.

(2)	The amounts represent the dollar value of term life insurance premiums paid by us for the benefit of the executive officers, the dollar value of the Company match to the Energy Partners, Ltd. 401(k) Plan on the employees’ behalf, reimbursement of relocation expenses and, in the case of Mr. Dykes, the Company’s contributions to a key employee retention plan. The plan requires that the 401(k) match be held in our Common Stock for a period of three years. For 2005, (i) the life insurance premiums for Messrs. Bachmann, Gobe, Looney, Peper and Dykes were $4,752, $1,518, $198, $1,115 and $652, respectively; (ii) the value of the 401(k) match for Messrs. Bachmann, Gobe, Looney, Peper and Dykes were $12,600, $12,600, $11,025, $12,600 and $12,360, respectively; and (iii) the value of reimbursed relocation expenses for Messrs. Gobe and Looney was $95,630 and $133,800, respectively.

(3)

2005 Bonus awards include amounts to be paid in September 2006 for Messrs. Bachmann, Gobe, Looney, Peper and Dykes of $80,000, $39,000, $26,950, $24,970 and $20,600, respectively, conditioned upon continued employment with the Company at that time. 2005 Restricted Share Awards of restricted stock units include awards granted subject to stockholder approval of the 2006 Plan for Messrs. Bachmann, Gobe, Looney, Peper and Dykes of 16,648, 11,128, 6,486, 4,502 and 3,545 units, respectively. Restricted stock units vest ratably over a three year period. Dividends, if any, will be credited to the accounts of the participants. See “Report of the Compensation Committee on Executive Compensation” for additional information.

(4)	Mr. Gobe commenced employment with us in December 2004 and Mr. Looney commenced employment with us in February 2005. Mr. Gobe became the Company’s President upon his appointment by the Board in May 2005. Mr. Looney became the Company’s Executive Vice President and Chief Financial Officer upon his appointment by the Board in March 2005.

(5)	On December 6, 2004, Mr. Gobe was granted 40,000 restricted share units which vest on December 6, 2007. As of December 31, 2005, Mr. Gobe’s restricted shares, all of which are unvested, had a value of $871,000. Dividends, if any, will be paid on the restricted shares at the same rate paid to all stockholders.

(6)	On February 21, 2005 Mr. Looney was granted 30,000 restricted share units which vest on February 21, 2008. As of December 31, 2005, Mr. Looney’s restricted shares, all of which are unvested, had a value of $653,700. Dividends, if any, will be paid on the restricted shares at the same rate paid to all stockholders. Upon commencement of his employment, Mr. Looney received a payment of $235,000.

(7)	On May 6, 2003, Mr. Peper was granted 15,000 restricted shares for services rendered in 2002, all of which vest on May 6, 2006. As of December 31, 2005, Mr. Peper’s restricted shares, all of which are unvested, had a value of $326,850. Dividends, if any, will be paid on the restricted shares at the same rate paid to all stockholders.

Incentive and Other Employee Benefit Plans

The table below sets forth information regarding stock options granted to our Chief Executive Officer and our four other most highly compensated executive officers for services rendered during the fiscal year ended December 31, 2005 and includes stock options granted in March 2006. We did not grant any stock appreciation rights for services rendered during 2005.

Option Grants in Last Fiscal Year

	Individual Grants
Name	Number of Securities Underlying Options Granted(#)	% of Total Options Granted to Employees in Fiscal Year	Exercise Price ($/Sh)	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Terms(1)

					5%($)	10%($)
Richard A. Bachmann(2)(3)	111,930	17%	22.98	March 23, 2016	1,617,612	4,099,347
Phillip A. Gobe(2)(3)(4)	24,939	4%	22.98	March 23, 2016	360,418	913,371
	49,878	7%	22.31	March 16, 2016	699,820	1,773,482
	100,000	5%	26.59	July 22, 2015	1,672,231	4,237,761
David R. Looney(2)(3)(4)(5)	14,536	2%	22.98	March 23, 2016	210,074	532,369
	29,071	4%	22.31	March 16, 2016	407,885	1,033,660
	30,000	4%	24.54	February 21, 2015	462,992	1,173,313
	17,400	3%	27.34	March 17, 2015	299,175	758,169
	100,000	15%	26.59	July 22, 2015	1,672,231	4,237,761
John H. Peper(2)(3)(4)	10,090	1%	22.98	March 23, 2016	145,821	369,538
	20,181	3%	22.31	March 16, 2016	283,152	717,564
	100,000	15%	26.59	July 22, 2015	1,672,231	4,237,761
T. Rodney Dykes(2)(3)(4)	7,946	1%	22.98	March 23, 2016	114,836	291,016
	15,892	2%	22.31	March 16, 2016	222,975	565,062
	50,000	7%	26.59	July 22, 2015	836,115	2,118,881

(1)	The dollar amounts under these columns represent the potential realizable value of the total grant of non-qualified stock options to each of the named executive officers assuming that the market price of the underlying security appreciates in value from the date of grant at the 5% and 10% annual rates prescribed by the SEC. These calculations are not intended to forecast possible future appreciation, if any, of the price of the Company’s Common Stock.

(2)	Options granted on March 23, 2006 have a ten-year term and are exercisable as follows: one-third become exercisable beginning on March 23, 2007, one-third are exercisable beginning on March 23, 2008 and the remainder are exercisable beginning on March 23, 2009.

(3)	Options granted on March 16, 2006 have a ten-year term and are exercisable as follows: one-third become exercisable beginning on March 16, 2007, one-third are exercisable beginning on March 16, 2008 and the remainder are exercisable beginning on March 16, 2009.

(4)	Options granted in July 2005 have a ten-year term and are all exercisable on July 22, 2010.

(5)	Mr. Looney received 30,000 options upon commencement of his employment in February 2005. One third of these options became exercisable on February 21, 2006, one third are exercisable beginning on February 21, 2007 and the remainder are exercisable beginning on February 21, 2008. Mr. Looney’s options granted in March 2005 are exercisable one third on March 17, 2006, one third beginning March 17, 2007 and the remainder beginning on March 17, 2008.

The table below sets forth information concerning the value of exercised and unexercised stock options held by our Chief Executive Officer and our four other most highly compensated executive officers as of December 31, 2005.

Aggregated Option Exercises During Fiscal 2005

and Option Values as of December 31, 2005

	Shares Acquired on Exercise(#)	Value Realized ($)(1)	Number of Securities Underlying Unexercised Options at Fiscal Year End(#)		Value of Unexercised In-the-Money Options at Fiscal Year End($)(2)
Name			Exercisable	Unexercisable	Exercisable	Unexercisable
Richard A. Bachmann	—	—	288,890	126,444	2,774,588	591,486
Phillip A. Gobe	—	—	16,667	178,833	47,001	93,999
David R. Looney	—	—	—	147,400	—	—
John H. Peper	—	—	106,005	139,178	1,345,310	238,938
T. Rodney Dykes	10,000	124,600	37,556	81,777	404,835	194,388

(1)	Fair market value on date of exercise minus the exercise price of the stock options.

(2)	Based on the positive difference, if any, between the closing sale price of the Company’s Common Stock of $21.79 on December 31, 2005, as reported by the New York Stock Exchange, and the exercise price of such options.

Employment Agreements and Change of Control Arrangements

Under our offer letter agreement with Mr. Gobe dated October 19, 2004, he is entitled to an annual salary of at least $300,000. In addition, Mr. Gobe received 40,000 restricted share units which vest on the third anniversary of the date of the grant, and ten year options to purchase 50,000 shares of Common Stock, which vest ratably over three years, at an exercise price equal to the market price of the Common Stock on the date of grant. Mr. Gobe’s bonus target is 65% of base salary.

Under our offer letter agreement with Mr. Looney dated February 9, 2005, he is entitled to an annual salary of at least $245,000. In addition, Mr. Looney received an employment payment of $235,000, 30,000 restricted share units which vest on the third anniversary of the date of the grant, and ten year options to purchase 30,000 shares of Common Stock, which vest ratably over three years, at an exercise price equal to the market price of the Common Stock on the date of grant. Mr. Looney’s bonus target is 55% of base salary.

Certain of our executive officers, Messrs. Bachmann, Gobe, Looney and Peper, have entered into a Change of Control Severance Agreement (“Severance Agreement”) with the Company. Each Severance Agreement has a three year term, and terminates March 28, 2008. In addition, the Company has a Change of Control Severance Plan (the “Severance Plan” and, together with the Severance Agreements, the “Severance Program”) for certain key employees, including Mr. Dykes. The Severance Plan may be amended or terminated by the Board of Directors in its sole discretion prior to the occurrence of a change of control of the Company.

The Severance Program provides that, upon the occurrence of a change of control, all equity awards granted to participants will become fully vested, all stock options will become fully exercisable and all restrictions on restricted shares and restricted share units will lapse. With respect to performance shares or other awards contingent on satisfaction of performance measures, the performance cycle will end as of the date of the change of control. In addition, participants in the Severance Program are entitled to receive certain benefits in the event of certain terminations of employment for “good reason” (including terminations by the participant following certain changes in duties, benefits, etc. that are treated as involuntary terminations) occurring within two years after a change of control. An eligible participant would be entitled to receive between one and three times the sum of (i) the participant’s annual rate of base salary for the year of termination and (ii) the participant’s average annual bonus from the Company for the three calendar years preceding the calendar year in which such termination of employment occurs (or, if the participant was employed for less than three years, the greater of the average annual bonus for all of the calendar years such individual was employed and the target bonus for the calendar year of termination). Messrs. Bachmann, Gobe, Looney and Peper are entitled to receive three times, and Mr. Dykes is entitled to receive two times, the sum described in the preceding sentence. Payments are to be paid in a lump sum in cash within 30 days following termination. In addition, participants will continue to receive medical and life insurance benefits in existence at the time of the change of control for a specified period of time (18 months for our executive officers), provided that the participant continues to pay the same portion of the required premium for such coverage as was required prior to termination. If any payments are subject to the excise tax on “excess parachute payments” under Section 280G of the Internal Revenue Code of 1986, payments to the participant will be reduced until no amount payable to the participant would constitute an “excise parachute payment,” provided that no such reduction will be made if the net after-tax payment to which the participant would otherwise be entitled without such reduction would be greater than the net after-tax payment, in each case, after taking into account Federal, state, local or other income and excise taxes, to the participant resulting from the receipt of such payments with such reduction.

For purposes of the Severance Program and awards under the Amended and Restated 2000 Long Term Stock Incentive Plan and the Amended and Restated 2000 Stock Incentive Plan for Non-Employee Directors, a change of control generally includes any of the following events: (i) an acquisition by any person of 25% or more of the securities entitled to vote in the election of directors, (ii) the current directors, or their approved successors, no longer constitute a majority of the Board of Directors, (iii) a merger or similar transaction is consummated which results in the holders of our Common Stock owning 50% or less of the surviving or transferee entity’s securities entitled to vote generally in the election of directors or (iv) approval of a plan of liquidation or disposition of all or substantially all of our assets.

Annex B-1

PETRIE PARKMAN & Co.

600 Travis, Suite 7400

Houston, Texas 77002

713/650-3383  •   Fax: 713/650-8461

September 13, 2006

Board of Directors

Energy Partners, Ltd.

201 St. Charles Ave., Ste 3400

New Orleans, LA 70170-3400

Members of the Board:

On August 31, 2006, ATS Inc., a Delaware corporation and an indirect wholly owned subsidiary of Woodside Petroleum Ltd., a company incorporated under the laws of Victoria, Australia (collectively, “Woodside”), commenced an offer to purchase all the issued and outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Energy Partners, Ltd., a Delaware corporation (the “Company”), for $23.00 per Share, net to the seller in cash (the “Woodside Offer Price”), subject to a possible increase by $0.50 or $1.00 per Share for a total of $23.50 or $24.00 net per Share in cash depending on the resolution of certain outstanding litigation, all as described in the Offer to Purchase contained in the Tender Offer Statement on Schedule TO filed by Woodside with the Securities and Exchange Commission on August 31, 2006 (the “Offer to Purchase”) and subject to the terms and conditions set forth in the Offer to Purchase and the accompanying Letter of Transmittal (the “Woodside Offer”).

You have requested our opinion as to whether the Woodside Offer Price is adequate from a financial point of view to the holders of the Shares (other than Woodside and its affiliates).

In arriving at our opinion, we have, among other things:

1.	reviewed certain publicly available business and financial information relating to the Company, including (i) Annual Reports on Form 10-K and related audited financial statements for the fiscal years ended December 31, 2003, December 31, 2004 and December 31, 2005 and (ii) the Quarterly Report on Form 10-Q and related unaudited financial statements for the fiscal quarter ended June 30, 2006;

2.	reviewed certain estimates of the Company’s oil and gas reserves, including (i) estimates of proved reserves as of December 31, 2005 prepared by the independent engineering firm of Netherland Sewell & Associates, Inc. (“Netherland Sewell”), (ii) estimates of proved, probable and possible reserves as of December 31, 2005 prepared by the independent engineering firm of the Ryder Scott Company, L.P. (“Ryder Scott”), and (iii) estimates of proved and non-proved reserves as of December 31, 2005 prepared by the Company’s management and staff;

3.	analyzed certain historical and projected financial and operating data of the Company prepared by the management and staff of the Company;

4.	discussed the current operations and prospects of the Company with the management and staff of the Company;

DENVER	LONDON
475 Seventeenth Street, Suite 1100	35 Abbotsbury Road
Denver, Colorado 80202	London W14 8El
303/292-3877 • Fax: 303/292-4284	4420/7460-0902 • Fax: 4420/7460-0906

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5.	reviewed the historical market prices and trading history of the Shares;

6.	compared the financial terms of the Woodside Offer with the financial terms of other transactions that we deemed to be relevant;

7.	compared recent stock market capitalization indicators for the Company with recent stock market capitalization indicators for certain other publicly-traded independent energy companies;

8.	reviewed the Tender Offer Statement on Schedule TO, and the related Offer to Purchase and Letter of Transmittal, filed by Purchaser with the Securities and Exchange Commission on August 31, 2006 in connection with the Woodside Offer;

9.	reviewed the Agreement and Plan of Merger by and among the Company, EPL Acquisition Corp. LLC and Stone Energy Corporation, a Delaware corporation (“Stone”); and

10.	reviewed such other financial studies and analyses and performed such other investigations and taken into account such other matters as we have deemed necessary or appropriate.

In connection with our opinion, we have assumed and relied upon, without assuming any responsibility for, or independently verifying, the accuracy and completeness of all information supplied or otherwise made available to us by the Company. We have further relied upon the assurances of representatives of the management of the Company that they are unaware of any facts that would make the information provided to us incomplete or misleading in any material respect. With respect to projected financial and operating data, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company relating to the future financial and operational performance of the Company. With respect to the estimates of oil and gas reserves, we have assumed that they have been reasonably prepared on bases reflecting the best available estimates and judgments of Netherland Sewell, Ryder Scott and the management and staff of the Company, as applicable, relating to the oil and gas properties of the Company. We have not made an independent evaluation or appraisal of the assets or liabilities of the Company, nor, except for the estimates of oil and gas reserves referred to above, have we been furnished with any such evaluations or appraisals. In addition, we have not assumed any obligation to conduct, nor have we conducted, any physical inspection of the properties or facilities of the Company.

Our opinion relates solely to the adequacy from a financial point of view of the Woodside Offer Price to the holders of the Shares (other than Woodside and its affiliates). This opinion is for the use and benefit of the Board of Directors of the Company and does not constitute a recommendation to any holder of Shares as to whether such holder should tender Shares pursuant to the Woodside Offer. We have not solicited, nor have we been asked to solicit, offers from other parties to acquire all or a part of the Company. Furthermore, our opinion does not address the relative merits of the Woodside Offer as compared to any alternative business transaction or strategic alternative that might be available to the Company. We are not rendering any legal or accounting advice and understand the Company is relying on its legal counsel and accounting advisors as to legal and accounting matters in connection with the Woodside Offer. As you are aware, we are acting as financial advisor to the Company and will receive a fee from the Company for our services. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. In the ordinary course of business, we or our affiliates may trade in the debt or equity securities of the Company, Woodside or Stone for the accounts of our customers or for our own account and, accordingly, may at any time hold a long or short position in such securities.

Our opinion is rendered on the basis of conditions in the securities markets and the oil and gas markets as they exist and can be evaluated on the date hereof and the conditions and prospects, financial and otherwise, of the Company as they have been represented to us as of the date hereof or as they were reflected in the materials and discussions described above.

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Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Woodside Offer Price is inadequate from a financial point of view to the holders of the Shares (other than Woodside and its affiliates).

Very truly yours, PETRIE PARKMAN & CO., INC.

By:	/S/ PETRIE PARKMAN & CO, INC.

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Annex B-2

September 13, 2006

Board of Directors

Energy Partners, Ltd.

201 St. Charles Avenue

Suite 3400

New Orleans, LA 70170

Members of the Board of Directors:

On August 31, 2006, Woodside Petroleum Ltd. (“Parent”), commenced an offer to purchase, through ATS Inc., a Delaware corporation and a wholly owned subsidiary of Parent (the “Bidder”), all of the outstanding shares of common stock, par value $0.01 per share (the “Common Stock”) of Energy Partners, Ltd. (the “Company”), at a purchase price of $23.00 per share (the “Consideration”), net to the holders (other than Parent and its affiliates) of the shares of Common Stock in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 31, 2006 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, collectively constitute the “Offer”). The Offer is conditioned upon, among other things, the termination of the Stone Merger Agreement (as defined below). The terms and conditions of the Offer are more fully set forth in the Schedule TO filed by the Bidder with the Securities and Exchange Commission on August 31, 2006 (the “Schedule TO”).

We also understand that the Company and EPL Acquisition Corp. LLC (the “Merger Sub”), a newly formed, wholly owned subsidiary of the Company have entered into an Agreement and Plan of Merger (the “Stone Merger Agreement”) with Stone Energy Corporation (“SGY”), pursuant to which SGY will be merged with and into Merger Sub in a transaction (the “Stone Transaction”) in which each outstanding share of Common Stock, par value $0.01 per share, of SGY (the “SGY Shares”), other than SGY Shares held in SGY’s treasury or as to which dissenters rights have been properly perfected, will be converted into the right to receive, at the election of the holder and subject to certain limitations and proration procedures set forth in the Stone Merger Agreement, either (i) cash in the amount of $51.00 without interest or (ii) that number of shares of Common Stock equal to the quotient determined by dividing $51.00 by the Market Price (as defined in the Stone Merger Agreement) and rounding the result to the nearest 1/10,000 of a share (the “Exchange Ratio”); provided, however, that if such quotient is less than 2.066, the Exchange Ratio will be 2.066 and if such quotient is greater than 2.525, the Exchange Ratio will be 2.525.

You have requested our opinion, as of the date hereof, as to whether the Consideration to be paid to the holders of the Common Stock pursuant to the Offer is adequate, from a financial point of view, to such holders (other than Parent and its affiliates).

In connection with our opinion, we have, among other things:

(i)	Reviewed the Offer to Purchase and the Schedule TO;

(ii)	Analyzed certain publicly available financial statements and other information relating to the Company;

(iii)	Analyzed certain internal financial statements and other financial and operating data, including reserve estimates, concerning the Company prepared by the management of the Company;

55 EAST 52ND STREET NEW YORK, NY 10055 TEL: 212.857.3100 FAX: 212.857.3101

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(iv)	Analyzed certain financial projections concerning the Company prepared by the management of the Company;

(v)	Discussed the past and current operations and financial condition and the prospects of the Company with the management team of the Company;

(vi)	Reviewed the reported prices and trading activity of the Common Stock;

(vii)	Compared the financial performance of the Company and the prices and trading activity of the Common Stock with that of certain other publicly-traded oil and gas exploration and production (“E&P”) companies and their securities;

(viii)	Reviewed the financial terms to the extent available of certain E&P transactions and compared the valuation multiples in those transactions to those contemplated by the Offer;

(ix)	Reviewed reserve reports relating to the Company prepared by independent petroleum engineers; and

(x)	Performed such other analyses and examinations and considered such other factors as we have in our sole judgment deemed appropriate.

We have relied upon the accuracy and completeness of the foregoing information and have not assumed any responsibility for any independent verification of such information or any independent valuation or appraisal of any of the assets or liabilities of the Company, or concerning the solvency or fair value of the Company. With respect to financial projections, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the Company of the future competitive, operating and regulatory environments and related financial performance and results of operation of the Company. We assume no responsibility for and express no view as to such forecasts or the assumptions on which they are based. With respect to the reserve estimates of the Company, whether contained in the reserve reports prepared by independent petroleum engineers referred to above or otherwise prepared by and provided to us by the management of the Company, we have advised you that we are not experts in the engineering evaluation of oil and gas properties and, with your consent, have relied solely upon the engineered reserve reports as prepared by third-party consultants and internal reserve estimates of the Company. For purposes of our opinion we have assumed, with your consent, that the Offer will be consummated in accordance with the terms set forth in the Offer.

Our opinion is necessarily based upon economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Furthermore, our opinion does not address the relative merits of the Offer as compared to any alternative business transaction, or other alternatives, whether or not such alternatives could be achieved. In addition, in arriving at our opinion, we were not authorized to solicit, and did not solicit, interest from any party with respect to the acquisition, business combination or other transaction involving the Company or its assets, nor did we negotiate with any party, including the Bidder, with respect to the possible acquisition, business combination or other transaction involving the Company or its assets. Our opinion only addresses whether the Consideration pursuant to the Offer is adequate from a financial point of view to the holders of the Company Common Stock and does not address any other matters. We assume no responsibility for advising any person of any change in any matter affecting this opinion or for updating or revising our opinion based on circumstances or events occurring after the date hereof. We do not express any opinion as to any tax or other consequences that might result from the Offer, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand that the Company has obtained such advice as it deemed necessary from qualified professionals. In addition, this opinion does not in any manner address the prices at which the Common Stock will actually trade at any time.

We are acting as financial advisor to the Company in connection with and for the purpose of its evaluation of the Offer and will receive a fee from the Company for our services whether or not the Offer is consummated.

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In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. We have, in the past, provided financial advisory services to the Company, including in connection with the Stone Transaction, and may continue to do so and have received, and may receive, fees for the rendering of such services, including without limitation with respect to the Stone Transaction. William O. Hiltz, a Senior Managing Director of Evercore Group L.L.C., owns shares of Common Stock and is also a member of the Company’s Board of Directors.

Our engagement and the opinion expressed herein are for the benefit of the Board of Directors of the Company and this letter may not be used for any other purpose or disclosed without our prior written consent, except that a copy of our opinion may be included in its entirety in the Solicitation/Recommendation Statement on Schedule 14D-9 required to be filed by the Company with the Securities and Exchange Commission with respect to the Offer. Our opinion does not constitute a recommendation to any stockholder as to whether such stockholder should tender any shares of Common Stock pursuant to the Offer, or with respect to how such stockholder should vote or act on any matter relating to either the Offer or the Stone Transaction.

Based on and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration to be paid to the holders of the Common Stock pursuant to the Offer is inadequate, from a financial point of view, to such holders (other than Parent and its affiliates).

Very truly yours,

EVERCORE GROUP L.L.C.

BY:	/S/ TIMOTHY G. LALONDE
Mr. Timothy G. LaLonde
Senior Managing Director

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Annex B-3

Banc of America Securities LLC

September 13, 2006

Board of Directors

Energy Partners, Ltd.

201 St. Charles Avenue, Suite 3400

New Orleans, LA 70170

Members of the Board of Directors:

We understand that on August 31, 2006, ATS Inc., a wholly owned subsidiary of Woodside Petroleum Ltd. (“Woodside”), commenced an offer (the “Tender Offer”) to purchase all of the outstanding shares of common stock, $.01 par value per share (the “Energy Partners Common Stock”), of Energy Partners, Ltd. (“Energy Partners”) at a purchase price of $23.00 per share in cash (the “Consideration”), which will be increased by up to $1.00 to $24.00 per share in cash depending on the resolution of certain Delaware litigation as described in the Offer to Purchase, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 31, 2006 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, collectively constitute the “Offer Documents”). The Tender Offer is conditioned upon, among other things, the termination of the Stone Merger Agreement (as defined below). The terms and conditions of the Tender Offer are described in the Schedule TO filed by Woodside with the Securities and Exchange Commission on August 31, 2006, and amended on September 11, 2006 (the “Schedule TO”).

We also understand that Energy Partners, Stone Energy Corporation (“Stone”) and EPL Acquisition Corp, LLC, a wholly owned subsidiary of Energy Partners (“Acquisition Sub”), have entered into an Agreement and Plan of Merger, dated as of June 22, 2006 (the “Stone Merger Agreement”), pursuant to which Stone will be merged with and into Acquisition Sub (the “Stone Merger”), with Acquisition Sub continuing as the surviving corporation in the Stone Merger and each outstanding share of the common stock, par value $0.01 per share, of Stone (“Stone Common Stock”), being converted, at the election of the holder thereof and subject to certain proration and allocation procedures set forth in the Stone Merger Agreement, into the right to receive (i) a number of shares of Energy Partners Common Stock, equal to the quotient determined by dividing $51.00 by the average of the closing prices of Energy Partners Common Stock on the New York Stock Exchange for the 20 consecutive trading days immediately preceding the third trading day before the closing of the Stone Merger and rounding the result to the nearest 1/10,000 of a share (the “Exchange Ratio”), provided, however, that if such quotient is less than 2.066, the Exchange Ratio will be 2.066 and if such quotient is greater than 2.525, the Exchange Ratio will be 2.525, or (ii) $51.00 in cash. The terms and conditions of the Stone Merger are more fully set out in the Stone Merger Agreement.

You have requested our opinion as to the adequacy, from a financial point of view, to the holders of Energy Partners Common Stock of the Consideration offered to such holders (other than Woodside and its affiliates) in the Tender Offer.

For purposes of the opinion set forth herein, we have:

(i)	reviewed the terms and conditions of the Tender Offer as set forth in the Schedule TO and the exhibits thereto;

(ii)	reviewed certain publicly available financial statements and other business and financial information of Energy Partners;

(iii)	reviewed certain internal financial statements and other business, financial and operating data concerning Energy Partners;

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Board of Directors

Energy Partners, Ltd.

September 13, 2006

(iv)	reviewed certain financial forecasts related to Energy Partners prepared by the management of Energy Partners, including internal projected reserve information for Energy Partners’ probable and possible oil and gas reserves (the “Energy Partners Forecasts”);

(v)	discussed the past and current operations, financial condition and prospects of Energy Partners with senior executives of Energy Partners;

(vi)	reviewed the reported prices and trading activity for Energy Partners Common Stock;

(vii)	compared the financial performance of Energy Partners and the prices and trading activity of Energy Partners Common Stock with that of certain other publicly traded companies we deemed relevant;

(viii)	compared certain financial terms of the Tender Offer to financial terms, to the extent publicly available, of certain other transactions we deemed relevant;

(ix)	reviewed 2005 year end reserve reports prepared by independent reserve engineers retained by Energy Partners for Energy Partners’ proved oil and gas reserves; and

(x)	performed such other analyses and considered such other factors as we have deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information reviewed by us for the purposes of this opinion. With respect to the Energy Partners Forecasts, we have assumed, at the direction of Energy Partners, that they have been reasonably prepared on a basis reflecting the best currently available estimates and good faith judgments of the management of Energy Partners as to the future financial performance of Energy Partners. We have not made any independent valuation or appraisal of the assets or liabilities of Energy Partners, nor have we been furnished with any such valuations or appraisals (other than the reports described in item (ix) above, which we have reviewed and relied upon without independent verification for purposes of this opinion). For purposes of our opinion, we have assumed, with your consent, that the Tender Offer would be consummated in accordance with the terms set forth in the Offer Documents.

As you are aware, we were not requested to and did not solicit any expressions of interest from any other parties with respect to the sale of all or any part of Energy Partners or any other alternative transaction, and we have not participated in negotiations with respect to the terms of the Tender Offer. We express no view or opinion as to any terms, aspects or implications of the Tender Offer or related transactions (other than the consideration to paid in the Tender Offer to the extent expressly specified herein), including, without limitation, the form or structure of the Tender Offer. In addition, no opinion is expressed as to the relative merits of the Tender Offer in comparison to other transactions available to Energy Partners or in which Energy Partners might engage or as to whether any transaction might be more favorable to Energy Partners as an alternative to the Tender Offer. We are not expressing any opinion as to the prices at which Energy Partners Common Stock will trade at any time.

We have acted as financial advisor to the Board of Directors of Energy Partners in connection with the Tender Offer and will receive a fee for our services, a portion of which was paid to us upon our engagement and a significant portion of which is contingent upon either (i) Energy Partners consummating a sale transaction or (ii) Energy Partners’ board of directors concluding that an acquisition of Energy Partners is not in the best interests of its stockholders and such an acquisition not occurring by September 4, 2007. In addition, we are currently providing financial advisory and financing services to Energy Partners in connection with the Stone Merger for which we will receive fees, a significant portion of which is contingent upon consummation of the Stone Merger. We or our affiliates have provided, currently are providing, and in the future may provide, financial advisory and financing services to Energy Partners and Stone, for which services we have received or

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Board of Directors

Energy Partners, Ltd.

September 13, 2006

would expect to receive fees, including (i) acting as sole arranger and book runner for the financing for the Stone Merger, which is anticipated by Energy Partners to include (a) $600 million in senior secured credit facilities of Energy Partners, (b) $550 million in a senior second lien term facility of Energy Partners, and (c) $1.0 billion in gross proceeds from the issuance and sale by Energy Partners of senior unsecured notes, or, alternatively, $1.0 billion of senior unsecured bridge loans under a bridge facility for the purpose of financing in part the Stone Merger, (ii) having acted as sole manager for Stone’s senior notes offering in connection with the acquisition of approximately 57.8 billion cubic feet of natural gas equivalent of reserves in the Gulf of Mexico in two producing fields in which Stone had an existing ownership interest for approximately $190.5 million, (iii) having acted as sole book runner on a debt offering for Stone, (iv) having acted as agent bank and lender for a retired revolving credit facility of Stone, and (v) acting as lead arranger, agent bank and lender for an existing revolving credit facility of Stone which we understand may be refinanced by Energy Partners in connection with the Stone Merger. In addition, we may act as dealer manager in the tender offer for outstanding Stone notes. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities or loans of Energy Partners, Woodside and Stone for our own account or for the accounts of customers, and accordingly, we or our affiliates may at any time hold long or short positions in such securities or loans.

It is understood that this letter is for the benefit and use of the Board of Directors of Energy Partners in connection with and for the purposes of its evaluation of the Tender Offer. We express no opinion or recommendation to any stockholder of Energy Partners as to whether to accept the Consideration offered to the stockholders in the Tender Offer. In addition, we express no opinion or recommendation as to how the stockholders of Energy Partners should vote in connection with the Stone Merger.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and we do not have any obligation to update, revise or reaffirm this opinion.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, we are of the opinion on the date hereof that the Consideration which has been offered pursuant to the Tender Offer is inadequate, from a financial point of view, to the holders of Energy Partners Common Stock (other than Woodside and its affiliates).

Very truly yours,

/s/ BANC OF AMERICA SECURITIES LLC

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Annex C

Recent Transactions by Directors and Executive Officers of the Company

Name	Date of Transaction	Nature of Transaction	No. of Shares	Share Price($)	Transaction Type
Bachmann, Richard A.	08/03/2006	Acquisition	9,102	0.00	Restricted share units acquired pursuant to stock incentive plan
	08/03/2006	Acquisition	62,659	18.00	Stock options acquired pursuant to stock incentive plan
	08/16/2006	Disposition	39,400	(1)	Sale pursuant to Forward Purchase Agreement
	08/18/2006	Disposition	5,600	(2)	Sale pursuant to Forward Purchase Agreement
Gobe, Phillip A.	08/03/2006	Acquisition	1,167	0.00	Restricted share units acquired pursuant to stock incentive plan
	08/03/2006	Acquisition	8,036	18.00	Stock options acquired pursuant to stock incentive plan
Herrin Jr. , William R.	08/15/2006	Acquisition	3,000	17.7213	Purchase
Peper, John H.	08/03/2006	Acquisition	1,529	0.00	Restricted share units acquired pursuant to stock incentive plan
	08/03/2006	Acquisition	10,523	18.00	Stock options acquired pursuant to stock incentive plan
Woodall, Timothy R.	08/21/2006	Acquisition	30,000	0.00	Restricted share units acquired pursuant to stock incentive plan
	08/21/2006	Acquisition	100,000	18.22	Stock options acquired pursuant to stock incentive plan

(1)	Mr. Bachmann sold 39,400 shares of Common Stock to an unaffiliated counterparty pursuant to a forward purchase agreement. On August 17, 2009, the date specified in the sale confirmation pursuant to the agreement (or earlier if the agreement is terminated early), Mr. Bachmann is obligated to deliver the following number of shares of common stock (or, at his election, the cash equivalent of such shares): (a) if the closing price of the Company common stock on the maturity date (the “PDP”) is less than $18.0248 per share (the “DPP”), 39,400 shares, (b) if the PDP is equal to or greater than the DPP, but less than $21.6290 per share (the “CUP”), 39,400 times a fraction equal to the DPP divided by the PDP and (c) if the PDP is equal to or greater than the CUP, 39,400 times a fraction equal to 1 minus (the CUP minus the DPP) divided by the PDP. The share numbers and price amounts are subject to anti-dilution adjustments. To secure each party’s obligations under the agreement, Mr. Bachmann has pledged 39,400 shares to the counterparty, and the counterparty has pledged $615,507 in cash to Mr. Bachmann. Mr. Bachmann is entitled to vote the shares during the term of the agreement.

(2)	Mr. Bachmann sold 5,600 shares of Common Stock to an unaffiliated counterparty pursuant to a forward purchase agreement. On August 21, 2009, the date specified in the sale confirmation pursuant to the agreement (or earlier if the agreement is terminated early), Mr. Bachmann is obligated to deliver the following number of shares of common stock (or, at his election, the cash equivalent of such shares): (a) if the closing price of the Company common stock on the maturity date (the “PDP”) is less than $18.00 per share (the “DPP”), 5,600 shares, (b) if the PDP is equal to or greater than the DPP, but less than $21.60 per share (the “CUP”), 5,600 times a fraction equal to the DPP divided by the PDP and (c) if the PDP is equal to or greater than the CUP, 5,600 times a fraction equal to 1 minus (the CUP minus the DPP) divided by the PDP. The share numbers and price amounts are subject to anti-dilution adjustments. To secure each party’s obligations under the agreement, Mr. Bachmann has pledged 5,600 shares to the counterparty, and the counterparty has pledged $87,360 in cash to Mr. Bachmann. Mr. Bachmann is entitled to vote the shares during the term of the agreement.

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